UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December, 2015

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated December 14, 2015	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: December 15, 2015	By:	“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cigar Lake Achieves Production Milestone

Saskatoon, Saskatchewan, Canada, December 14, 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that production from the Cigar Lake mine in northern Saskatchewan has surpassed 10 million pounds of uranium concentrate (Cameco’s share 5 million pounds).

The Cigar Lake mine is owned by Cameco (50.025%), AREVA Resources Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Ore from the Cigar Lake mine is milled at the McClean Lake operation owned by AREVA (70%), Denison Mines Inc. (22.5%) and OURD Canada Co. Ltd. (7.5%) and operated by AREVA. Ore is transported 70 kilometres by truck from the Cigar Lake mine to the McClean Lake mill for processing into uranium concentrate.

The initial 2015 production target range for Cigar Lake was achieved during the third quarter. Cameco will report the full 2015 production for Cigar Lake in its fourth quarter results on February 5, 2016.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Qualified Person

The above scientific and technical information related to the Cigar Lake mining operation was approved by Les Yesnik, general manager, Cigar Lake, who is a qualified person for the purpose of National Instrument 43-101.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Rob Gereghty	(306) 956-6190